UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AEI

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

G01153 108

(CUSIP Number)

ASHMORE INVESTMENT MANAGEMENT LIMITED

61 Aldwych

London WC2B 4AE, United Kingdom

Attn: Craig Webster

+44 203 077 6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE INVESTMENT MANAGEMENT LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND AND WALES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 133,647,102
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 133,647,102
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,647,102
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE INVESTMENTS (UK) LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND AND WALES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 133,647,102
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 133,647,102
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,647,102
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE GROUP PLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND AND WALES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 133,647,102
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 133,647,102
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,647,102
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE MANAGEMENT COMPANY LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 133,647,102
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 133,647,102
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,647,102
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE CAYMAN SPC NO. 3 LIMITED ON BEHALF OF AND FOR THE ACCOUNT OF AEI SEGREGATED PORTFOLIO I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 133,647,102
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 133,647,102
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,647,102
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 2 LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 133,647,102
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 133,647,102
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,647,102
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 3 LIMITED PARTNERSHIP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 133,647,102
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 133,647,102
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,647,102
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 4 LIMITED PARTNERSHIP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 133,647,102
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 133,647,102
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,647,102
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 5 LIMITED PARTNERSHIP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 133,647,102
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 133,647,102
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,647,102
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE SICAV EMERGING MARKETS DEBT FUND I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 133,647,102
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 133,647,102
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,647,102
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE GLOBAL OPPORTUNITIES LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 133,647,102
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 133,647,102
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,647,102
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASSET HOLDER PCC LIMITED IN RESPECT OF ASHMORE EMERGING MARKETS LIQUID INVESTMENT PORTFOLIO I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 133,647,102
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 133,647,102
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,647,102
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS EMDCD LTD. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 133,647,102
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 133,647,102
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,647,102
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE EMERGING MARKETS GLOBAL INVESTMENT PORTFOLIO LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 133,647,102
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 133,647,102
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,647,102
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS FCI LTD. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 133,647,102
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 133,647,102
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,647,102
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE GROWING MULTI STRATEGY FUND LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) n/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 133,647,102
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 133,647,102
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,647,102
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE EMERGING MARKETS DEBT AND CURRENCY FUND I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 133,647,102
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 133,647,102
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,647,102
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8%
14.		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

Item 1.	Security and Issuer

This Statement on Schedule 13D (this "Statement") relates to the Ordinary Shares, $0.002 par value per share (the "Shares") of AEI, a Cayman Islands exempted company (the "Issuer"). The Issuer's principal executive offices are located at Clifton House, 75 Fort Street, P.O. Box 190GT, George Town, Grand Cayman, Cayman Islands.

Item 2.	Identity and Background

Ashmore Investment Management Limited, ("AIML"), Ashmore Investments (UK) Limited ("AI(UK)L"), Ashmore Group plc ("Ashmore Group"), Ashmore Management Company Limited ("AMCL"), Ashmore Cayman SPC No. 3 Limited on behalf of and for the account of AEI Segregated Portfolio, ("ASP"), Ashmore Global Special Situations Fund 2 Limited ("GSSF2"), Ashmore Global Special Situations Fund 3 Limited Partnership ("GSSF3"), Ashmore Global Special Situations Fund 4 Limited Partnership ("GSSF4"), Ashmore Global Special Situations Fund 5 Limited Partnership ("GSSF5"), Ashmore SICAV Emerging Markets Debt Fund, ("SICAV"), Ashmore Global Opportunities Limited, ("AGOL"), Asset Holder PCC Limited in respect of Ashmore Emerging Markets Liquid Investment Portfolio ("EMLIP"), EMDCD Ltd. ("EMDCD"), Ashmore Emerging Markets Global Investment Portfolio Limited ("EMGIP"), FCI Ltd. ("FCI"), Ashmore Growing Multi Strategy Fund Limited ("AGMSF") and Ashmore Emerging Markets Debt and Currency Fund ("AEMDC" and together with AIML, AI(UK)L, Ashmore Group, AMCL, ASP, GSSF2, GSSF3, GSSF4, GSSF5, SICAV, AGOL, EMLIP, EMDCD, EMGIP and FCI, the "Reporting Persons") are jointly filing this statement. A beneficial interest in AEI is held (indirectly) by the Guernsey Ashmore Funds (as defined below), GSSF3, GSSF4, GSSF5, ASP, AGOL, EMDCD, FCI, SICAV and AEMDC. Certain intermediate subsidiaries may be interposed between AEI and the Guernsey Ashmore Funds (as defined below), GSSF3, GSSF4, GSSF5, ASP, AGOL, EMDCD, FCI, SICAV and AEMDC. The Guernsey Ashmore Funds, GSSF3, GSSF4, GSSF5, ASP, AGOL, EMDCD, FCI, SICAV and AEMDC are managed by (as applicable) AIML, AI(UK)L, Ashmore Group and AMCL, as described below. The Reporting Persons have entered into a Joint Filing Agreement, dated October 23, 2009 (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this Statement and any amendments thereto jointly in accordance with the provisions on Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

The name, business address, present principal occupation or employment and certain other information relating to each of the directors, executive officers and partners (as applicable) of each of the Reporting Persons is set forth in Schedule A hereto, and is incorporated herein by reference.

During the last five years, none of the Reporting Persons have, nor to the best of the knowledge of any Reporting Person have any of the directors, executive officers or general or limited partners (as applicable) of any Reporting Person listed on Schedule A attached hereto, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to U.S. federal or state securities laws or finding any violation with respect to such laws.

AIML

AIML is organized as a company in England and Wales and has its principal office address at 61 Aldwych, London WC2B 4AE, United Kingdom. AIML is a wholly-owned subsidiary of AI(UK)L. AIML is authorized and regulated by the UK Financial Services Authority pursuant to the Financial

Services and Markets Act 2000. AIML is a professional investment manager and provides investment management services with respect to the Guernsey Ashmore Funds, ASP, AGOL, GSSF3, GSSF4, GSSF5, FCI, EMDCD and SICAV.

AI(UK)L

AI(UK)L is a company organized in England and Wales. AI(UK)L has its principal office address at 61 Aldwych, London WC2B 4AE, United Kingdom. AI(UK)L is the parent company of AIML. AI(UK)L is an intermediate holding company and a wholly-owned subsidiary of Ashmore Group.

Ashmore Group

Ashmore Group, formerly Ashmore Group Limited, is organized as a company in England and Wales and has its principal office address at 61 Aldwych, London WC2B 4AE, United Kingdom. Other than its directors, executive officers and shareholders, there are no persons controlling or ultimately in control of Ashmore Group. Ashmore Group is a holding company and some of its subsidiaries provide management, investment management and advisory services to open and closed-ended investment funds, segregated accounts and other investment vehicles.

AMCL

AMCL is organized as a company in Guernsey, Channel Islands and has its principal office address at Arnold House, St. Julian’s Avenue, St. Peter Port, Guernsey GY1 3NF, Channel Islands. AMCL is licensed by the Guernsey Financial Services Commission (“GFSC”) as a Designated Manager pursuant to the Protection of Investors (Bailiwick of Guernsey) Law 1987 and is a wholly-owned subsidiary of AI(UK)L. AMCL is responsible for the overall management of GSSF2, EMLIP, EMGIP and AGMSF (the “Guernsey Ashmore Funds”) which are domiciled and regulated in Guernsey. AMCL has delegated investment management responsibility with respect to the Guernsey Ashmore Funds to AIML.

ASP

ASP is a Cayman Islands segregated portfolio company and has its registered office at c/o International Management Services Ltd, Harbour Centre, 4th Floor, North Church Street, P.O. Box 61GT, George Town, Grand Cayman, Cayman Islands.

GSSF2

GSSF2 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF2 is an open-ended investment company registered with limited liability in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL. GSSF2 has been authorized by the GFSC as a Class B Collective Investment Scheme.

GSSF3

GSSF3 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF3 is a Guernsey domiciled limited partnership in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.

GSSF4

GSSF4 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF4 is a Guernsey domiciled limited partnership in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.

GSSF5

GSSF5 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF5 is a Guernsey domiciled limited partnership in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.

EMLIP

EMLIP is a protected cell (segregated class of shares) of Asset Holder PCC Limited (a protected cell company) registered in Guernsey, Channel Islands, and has its registered office at Arnold House, St. Julian’s Avenue, St. Peter Port, Guernsey G1Y 3NF, Channels Islands. EMLIP has been authorized by the GFSC as a Class B Collective Investment Scheme.

EMGIP

EMGIP is a Guernsey incorporated company, authorised by the GFSC as a Class B Collective Investment Scheme and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.

 AGOL

AGOL is a closed ended investment company incorporated and registered in Guernsey and listed on the London Stock Exchange. AGOL has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.

AGMSF

AGMSF is Guernsey incorporated company, authorised by the GFSC as a Class B Collective Investment Scheme and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.

EMDCD

EMDCD is a Cayman Islands exempted company and has its registered office at c/o International Management Services Ltd, Harbour Centre, 4th Floor, North Church Street, P.O. Box 61GT, George Town, Grand Cayman, Cayman Islands.

FCI

FCI is a Cayman Islands exempted company and has its registered office at c/o International Management Services Ltd, Harbour Centre, 4th Floor, North Church Street, P.O. Box 61GT, George Town, Grand Cayman, Cayman Islands.

SICAV

SICAV is a sub-fund of Ashmore SICAV, an open-ended investment company, organised as a societe anonyme qualifying as a societe d’investissement a capital variable under the laws of the Grand-Duchy of Luxembourg. Its registered office is at Rose des Ventes, 4th Floor, 16, rue Erasme, Luxembourg.

AEMDC

AEMDC is a Guernsey incorporated company, authorised by the GFSC as a Class B Collective Investment Scheme and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.

Item 3. Source and Amount of Funds or Other Considerations.

Prior to October 9, 2009 the Reporting Persons beneficially owned 133,147,102 Shares in the aggregate. On October 9, 2009, SICAV acquired 500,000 Shares from Black River Emerging Markets Credit Fund Ltd. pursuant to a Stock Purchase Agreement between the two parties (the “Stock Purchase Agreement” and such acquisition, the “Acquisition”) for cash from SICAV’s working capital. The description of the Stock Purchase Agreement in this Item 3 is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, a copy of which is attached as Exhibit 99.2 hereto and incorporated herein by reference. The information with respect to the amount of consideration paid by SICAV to make the Acquisition is omitted and filed separately as a confidential treatment request with the Securities and Exchange Commission. Such information is accordingly redacted from the attached Stock Purchase Agreement.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes and, through representation on the Issuer’s board of directors, to influence the management policies of the Issuer with the aim of enhancing shareholder value.

The Reporting Person will review from time to time the Issuer’s business affairs and financial position as well as general economic and industry conditions existing at the time.  Based on such evaluation and review, the Reporting Person may consider from time to time various alternative courses of action.  Such actions may include the acquisition or disposition of the Shares or other securities through open market transactions, privately negotiated transactions, a tender offer, an exchange offer or otherwise. The Reporting Persons intend to review its investments in the Issuer independently and on a regular basis and as a result thereof may at any time or from time to time, acquire additional securities of the Issuer or dispose of all or a portion of any securities of the Issuer in the open market or otherwise. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations.

As previously disclosed on the Issuer’s Registration Statement on Form F-1, originally filed with the Securities and Exchange Commission on August 18, 2009 and as amended on September 23, 2009, October 7, 2009 and October 14, 2009 (the “F-1 Registration Statement”), the Issuer and certain shareholders of the Issuer plans to offer to sell to the public 50,000,000 Shares in the aggregate pursuant to the F-1 Registration Statement (such offering, the “IPO”). The Reporting Persons plan to offer 23,439,993 Shares in the aggregate pursuant to the IPO, which consists of 4,240,295 Shares directly beneficially owned by ASP, 8,096,173 Shares directly beneficially owned by GSSF2, 218,528 Shares directly beneficially owned by EMLIP, 3,623,823 Shares directly beneficially owned by EMDCD and 7,261,174 Shares directly beneficially owned by FCI.

The Second Amended and Restated Shareholders Agreement, dated May 9, 2008, among the Issuer and the shareholders of Issuer identified therein (the “Shareholders Agreement”), provides that at any general meeting of the shareholders involving the election of directors, each shareholder will (i) vote all Shares that it is entitled to vote to elect a member of the board of directors in accordance with the provision that the Reporting Persons will collectively be entitled to appoint all of the directors except for one director to be appointed by a certain other shareholder (referred therein as “Buckland”), and (ii) not vote to remove any director designated in accordance with the agreement except at the express written direction of the shareholder(s) that designated such director. The agreement also provides that any issuance of securities by the Issuer or sale of securities by a shareholder that is otherwise permitted under the agreement shall be subject to the condition that the transferee shall, upon consummation of such sale, if the transferee is not already a shareholder, execute an addendum to the agreement, agreeing to be bound by the terms of the agreement. Finally, under the terms of the agreement, the Reporting Persons, collectively, and Buckland each have rights of first refusal with respect to a proposed sale pursuant to which the transferee would acquire more than 10% of the outstanding shares of the Issuer. The agreement will terminate upon consummation of the IPO. By the virtue of the Shareholders Agreement, the Reporting Persons may be deemed to have an indirect beneficial interest in those shares beneficially owned by shareholders of the Issuer other than the Reporting Persons. Neither the filing of this Statement, and any amendments thereto, nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any of the Shares subject to the Shareholders Agreement held by persons other than the Reporting Persons for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

The description of the Shareholder Agreement in this Item 4 is qualified in its entirety by reference to the full text of the Shareholder Agreement, a copy of which is attached as Exhibit 99.3 hereto and incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer.

(a) - (b) As of October 23, 2009, the Reporting Persons may be deemed to have an indirect beneficial interest in 133,647,102 Shares of the Issuer, consisting of (i) 20,865,705 Shares directly beneficially owned by ASP, (ii) 13,169,905 Shares directly beneficially owned by GSSF2, (iii) 23,013,134 Shares directly beneficially owned by GSSF3, (iv) 10,977,303 Shares directly beneficially owned by GSSF4, (v) 1,000,000 Shares directly beneficially owned by GSSF5, (vi) 4,263,396 Shares directly beneficially owned by SICAV, (vii) 6,237,039 Shares directly beneficially owned by AGOL, (viii) 1,325,066 Shares directly beneficially owned by EMLIP, (ix) 5,091,645 Shares directly beneficially owned by EMDCD, (x) 1,435,248 Shares directly beneficially owned by EMGIP, (xi) 44,028,859 Shares directly beneficially owned by FCI, (xii) 1,005,938 Shares directly beneficially owned by AGMSF and (xiii) 1,233,864 Shares directly beneficially owned by AEMDC. This aggregate amount of Shares represents approximately 54.8% of the total outstanding Shares, based upon 244,117,724 Shares outstanding as of October 14, 2009, as reported in the F-1 Registration Statement.

(c) On August 28, 2009, GSSF4 converted all $10,922,888.89 of the Issuer’s 10% Subordinated PIK Notes due May 25, 2018 (the “Notes”) it held at the time into 676,674 Shares and SICAV converted all $44,739,025.34 of the Notes it held at the time into 2,763,395 Shares pursuant to the terms of an Option Agreement, dated as of February 25, 2009, between the Issuer and holders from time to time of the Notes (the “Option Agreement”), which provided the holders of Notes with options to convert their Notes into Shares. On October 1, 2009, AEMDC converted all $19,976,099.86 of the Notes it held at the time into 1,233,863.62 Shares pursuant to the Option Agreement. Following such conversions, none of the Reporting Persons own any Notes or other rights to receive additional Shares. The description of the Option Agreement in this Item 5(c) is qualified in its entirety by reference to the full text of the Option Agreement, a copy of which is attached as Exhibit 99.4 hereto and incorporated herein by reference.

Except as described in this Statement, there have been no transactions in the Shares effected by the Reporting Persons or, to the best of the Reporting Persons' knowledge, any person identified on Schedule I hereto, during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The description of the Joint Filing Agreement in Item 2 above is incorporated by reference herein.

The description of the Shareholders Agreement in Item 4 above is incorporated by reference herein.

The Amended and Restated Registration Rights Agreement dated December 29, 2006 (“Registration Rights Agreement”) provides the holders of the Shares who are parties to the agreement with certain rights to require the Issuer to register their Shares for resale under the Securities Act of 1933, as amended. Pursuant to the Registration Rights Agreement, if the Issuer receives, (i) at any time six months after the effective date of its initial public offering, a written request from Investors holding 10% or more of the Shares subject to the Registration Rights Agreement or (ii) if a public offering has not previously occurred, at any time after May 25, 2009, a written request from holders of a majority of the outstanding Shares not owned by the Reporting Persons or their affiliates, the Issuer is required to file a registration statement under the Securities Act in order to register the resale of the amount of Shares requested by such investors. The description of the Registration Rights Agreement in this Item 6 is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached as Exhibit 99.5 hereto and incorporated herein by reference.

Except as otherwise disclosed in this Statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies that have not previously been reported on this Statement.

Item 7.	Material to Be Filed as Exhibits.
Exhibit 99.1.	Joint Filing Agreement, attached hereto as Exhibit 99.1.

Exhibit 99.2.	Stock Purchase Agreement, attached hereto as Exhibit 99.2.

Exhibit 99.3.

Shareholders Agreement (incorporated by reference from Exhibit 4.9 to the Issuer’s Registration Statement on Form 20-F, as amended, filed with the Securities and Exchange Commission on March 27, 2009 (File No. 000-53606)).

Exhibit 99.4.	Option Agreement (incorporated by reference from Exhibit 10.9 to the F-1 Registration Statement, filed with the Securities and Exchange Commission on October 14, 2009 (File No. 333-161420))***.

Exhibit 99.5.

Registration Agreement (incorporated by reference from Exhibit 2.3 to the Issuer’s Registration Statement on Form 20-F, as amended, filed with the Securities and Exchange Commission on March 27, 2009 (File No. 000-53606)).

_______

*** Note: Confidential treatment has been requested with respect to certain information contained within the [***] marking in this Exhibit 99.4. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Ashmore Investment Management Limited its true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	October 23, 2009

ASHMORE GROUP PLC By: /s/ Craig Webster Name: Craig Webster Title: Authorized Signatory

ASHMORE INVESTMENT MANAGEMENT LIMITED By: /s/ Craig Webster Name: Craig Webster Title: Authorized Signatory

ASHMORE INVESTMENTS (UK) LIMITED By: /s/ Craig Webster Name: Craig Webster Title: Authorized Signatory

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Ashmore Investment Management Limited its true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	October 23, 2009

ASHMORE MANAGEMENT COMPANY LIMITED By: /s/ Victor Holmes Name: Victor Holmes Title: Director

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Ashmore Investment Management Limited its true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	October 23, 2009

ASHMORE GLOBAL SPECIAL SITUATIONS FUND

2 LIMITED

By: Northern Trust (Guernsey) Limited as custodian for

and on behalf of Ashmore Global Special Situations

Fund 2 Limited

By:      /s/ Lucy Wallace           /s/ Sarah Brouard

Name: Lucy Wallace                Sarah Brouard

Title:  Authorised Signatory   Authorised Signatory

ASHMORE GLOBAL SPECIAL SITUATIONS FUND

3 LIMITED PARTNERSHIP

By: Northern Trust (Guernsey) Limited as custodian for

and on behalf of Ashmore Global Special Situations

Fund 3 Limited Partnership

By:      /s/ Lucy Wallace           /s/ Sarah Brouard

Name: Lucy Wallace                Sarah Brouard

Title:  Authorised Signatory   Authorised Signatory

ASHMORE GLOBAL SPECIAL SITUATIONS FUND

4 LIMITED PARTNERSHIP

By: Northern Trust (Guernsey) Limited as custodian for

and on behalf of Ashmore Global Special Situations

Fund 4 Limited Partnership

By:      /s/ Lucy Wallace           /s/ Sarah Brouard

Name: Lucy Wallace                Sarah Brouard

Title:   Authorised Signatory  Authorised Signatory

ASHMORE GLOBAL SPECIAL SITUATIONS FUND

5 LIMITED PARTNERSHIP

By: Northern Trust (Guernsey) Limited as custodian for a

nd on behalf of Ashmore Global Special Situations

Fund 5 Limited Partnership

By:      /s/ Lucy Wallace           /s/ Sarah Brouard

Name: Lucy Wallace                Sarah Brouard

Title:   Authorised Signatory  Authorised Signatory

ASSET HOLDER PCC LIMITED IN RESPECT OF

ASHMORE EMERGING MARKETS LIQUID

INVESTMENT PORTFOLIO

By: Northern Trust (Guernsey) Limited as custodian for

and on behalf of Asset Holder PCC Limited in Respect

of Ashmore Emerging Markets Liquid Investment

Portfolio

By:      /s/ Lucy Wallace           /s/ Sarah Brouard

Name: Lucy Wallace                Sarah Brouard

Title:   Authorised Signatory  Authorised Signatory

ASHMORE EMERGING MARKETS GLOBAL

INVESTMENT PORTFOLIO LIMITED

By: Northern Trust (Guernsey) Limited as custodian for

and on behalf of Ashmore Emerging Markets Global

Investment Portfolio Limited

By:      /s/ Lucy Wallace           /s/ Sarah Brouard

Name: Lucy Wallace                Sarah Brouard

Title:   Authorised Signatory  Authorised Signatory

ASHMORE GROWING MULTI STRATEGY FUND

LIMITED

By: Northern Trust (Guernsey) Limited as custodian for a

nd on behalf of Ashmore Growing Multi Strategy Fund

Limited

By:      /s/ Lucy Wallace           /s/ Sarah Brouard

Name: Lucy Wallace                Sarah Brouard

Title:   Authorised Signatory  Authorised Signatory

ASHMORE GLOBAL OPPORTUNITIES LIMITED

By: Northern Trust (Guernsey) Limited as custodian for

and on behalf of Ashmore Global Opportunities Limited

By:      /s/ Lucy Wallace           /s/ Sarah Brouard

Name: Lucy Wallace                Sarah Brouard

Title:   Authorised Signatory  Authorised Signatory

ASHMORE EMERGING MARKETS DEBT AND

CURRENCY FUND

By: Northern Trust (Guernsey) Limited as custodian for a

nd on behalf of Ashmore Emerging Markets Debt and

Currency Fund

By:      /s/ Lucy Wallace            /s/ Sarah Brouard

Name: Lucy Wallace                  Sarah Brouard

Title:   Authorised Signatory   Authorised Signatory

ASHMORE SICAV EMERGING MARKETS DEBT FUND

By: Northern Trust Global Services Limited, London
(Royaume-Uni) Luxembourg Branch as custodian for
and on behalf of Ashmore SICAV in respect of
Ashmore SICAV Emerging Markets Debt Fund

By:      /s/ Kim Martin

Name: Kim Martin

Title:   Vice President

EMDCD LTD.

By: Northern Trust Company, London Branch, as
custodian for and on behalf of EMDCD Ltd.

By:      /s/ Kim Martin

Name: Kim Martin

Title:   Vice President

FCI LTD.

By:       /s/ Martin Lang

Name: Martin Lang

Title:   Director

ASHMORE CAYMAN SPC NO. 3 LIMITED ON
BEHALF OF AND FOR THE ACCOUNT OF AEI
SEGREGATED PORTFOLIO

By:       /s/ Sarah Kelly

Name: Sarah Kelly FCCA

Title:  Director

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF ASHMORE GROUP PLC

Name, Business Address and Citizenship	Position with Ashmore Group PLC	Principal Occupation (For Directors)
Mark Langhorn Coombs 61 Aldwych London WC2B 4AE England United Kingdom	Director Chief Executive Officer	Investment Management
Graeme Dell 61 Aldwych London WC2B 4AE England United Kingdom	Director Chief Financial Officer Chief Operating Officer	Financial and operations management
Michael Darcy Benson 61 Aldwych London WC2B 4AE England United Kingdom	Non-executive director	Corporate advisory
Nicholas Charles Edward Land 61 Aldwych London WC2B 4AE England United Kingdom	Non-executive director	Corporate advisory
Jonathan Asquith 61 Aldwych London WC2B 4AE England United Kingdom	Non-executive director	Investment management
Melda Donnelly 61 Aldwych London WC2B 4AE England	Non-executive director	Investment management
Australia

A-1

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF ASHMORE INVESTMENT MANAGEMENT LIMITED

Name, Business Address and Citizenship	Position with Ashmore Investment Management Limited	Principal Occupation (for Directors)
Mark Langhorn Coombs 61 Aldwych London WC2B 4AE England United Kingdom	Managing Director	Investment management
Graeme Dell 61 Aldwych London WC2B 4AE England United Kingdom	Chief Financial Officer, Chief Operating Officer	Financial and operations management

A-2

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF ASHMORE INVESTMENTS (UK) LIMITED

Name, Business Address and Citizenship	Position with Ashmore Investments (UK) Limited	Principal Occupation (for Directors)
Mark Langhorn Coombs 61 Aldwych London WC2B 4AE England United Kingdom	Managing Director	Investment management
Graeme Dell 61 Aldwych London WC2B 4AE England United Kingdom	Chief Financial Officer, Chief Operating Officer	Financial and operations management

A-3

SCHEDULE A-4

DIRECTORS OF ASHMORE MANAGEMENT COMPANY LIMITED

Name, Business Address and Citizenship	Position with Ashmore Management Company Limited	Principal Occupation (for Directors)
Nigel Carey PO Box 98 Carey House Les Banques St Peter Port Guernsey GY1 4BZ United Kingdom	Director	Consultant, Carey Olsen
Victor Holmes Northern Trust (Guernsey) Limited Trafalgar Court, Les Banques St Peter Port, Guernsey, GY1 3DA United Kingdom	Director	CEO, Northern Trust Guernsey
John Roper c/o PO Box 255 Trafalgar Court Les Banques St Peter Port Guernsey GY1 3DA United Kingdom	Director	Retired

Note: This company does not have executive officers.

A-4

SCHEDULE A-5

DIRECTORS OF ASHMORE GLOBAL SPECIAL SITUATIONS FUND 2 LIMITED

Name, Business Address and Citizenship	Position with Ashmore Global Special Situations Fund 2 Limited	Principal Occupation (for Directors)
Ashmore Management Company Limited Trafalgar Court Les Banques St Peter Port Guernsey GY1 3DA Guernsey	Director (corporate)	Management company
Martin Tully 61 Aldwych London WC2B 4AE England United Kingdom	Director	Head of Operations and Information Technology
Nigel Carey PO Box 98 Carey House Les Banques St Peter Port Guernsey GY1 4BZ United Kingdom	Director	Consultant, Carey Olsen

Note: This company does not have executive officers.

A-5

SCHEDULE A-6

DIRECTORS OF GENERAL PARTNER OF ASHMORE GLOBAL SPECIAL SITUATIONS FUND 3 LIMITED PARTNERSHIP

Name, Business Address and Citizenship/Place of Incorporation	Position with Ashmore Global Special Situations Fund 3 Limited Partnership	Principal Occupation (for Individuals)
Ashmore Management Company Limited Trafalgar Court Les Banques St Peter Port Guernsey GY1 3DA Guernsey	Director (corporate)	Management company
Martin Tully 61 Aldwych London WC2B 4AE England United Kingdom	Director	Head of Operations and Information Technology
Nigel Carey PO Box 98 Carey House Les Banques St Peter Port Guernsey GY1 4BZ United Kingdom	Director	Consultant, Carey Olsen

Note: We cannot disclose the limited partners as it is confidential information. This partnership does not have executive officers.

A-6

SCHEDULE A-7

DIRECTORS OF GENERAL PARTNER OF ASHMORE GLOBAL SPECIAL SITUATIONS FUND 4 LIMITED PARTNERSHIP

Name, Business Address and Citizenship/Place of Incorporation	Position with Ashmore Global Special Situations Fund 4 Limited Partnership	Principal Occupation (for Individuals)
Ashmore Management Company Limited Trafalgar Court Les Banques St Peter Port Guernsey GY1 3DA Guernsey	Director (corporate)	Management company
Martin Tully 61 Aldwych London WC2B 4AE England United Kingdom	Director	Head of Operations and Information Technology
Nigel Carey PO Box 98 Carey House Les Banques St Peter Port Guernsey GY1 4BZ United Kingdom	Director	Consultant, Carey Olsen

Note: We cannot disclose the limited partners as it is confidential information. This partnership does not have executive officers.

A-7

SCHEDULE A-8

DIRECTORS OF GENERAL PARTNER OF ASHMORE GLOBAL SPECIAL SITUATIONS FUND 5 LIMITED PARTNERSHIP

Name, Business Address and Citizenship/Place of Incorporation	Position with Ashmore Global Special Situations Fund 5 Limited Partnership	Principal Occupation (for Individuals)
Ashmore Management Company Limited Trafalgar Court Les Banques St Peter Port Guernsey GY1 3DA Guernsey	Director (corporate)	Management company
Martin Tully 61 Aldwych London WC2B 4AE England United Kingdom	Director	Head of Operations and Information Technology
Nigel Carey PO Box 98 Carey House Les Banques St Peter Port Guernsey GY1 4BZ United Kingdom	Director	Consultant, Carey Olsen

Note: We cannot disclose the limited partners as it is confidential information. This partnership does not have executive officers.

A-8

SCHEDULE A-9

DIRECTORS OF ASSET HOLDER PCC LIMITED RE ASHMORE EMERGING MARKETS LIQUID INVESTMENT PORTFOLIO

Name, Business Address and Citizenship	Position with Asset Holder PCC Limited Re Ashmore Emerging Markets Liquid Investment Portfolio	Principal Occupation (for Directors)
Ashmore Management Company Limited Trafalgar Court Les Banques St Peter Port Guernsey GY1 3DA Guernsey	Director (corporate)	Management company

Note: This company does not have executive officers.

A-9

SCHEDULE A-10

DIRECTORS OF ASHMORE EMERGING MARKETS GLOBAL INVESTMENT PORTFOLIO LIMITED

Name, Business Address and Citizenship	Position with Ashmore Emerging Markets Global Investment Portfolio Limited	Principal Occupation (for Directors)
Ashmore Management Company Limited Trafalgar Court Les Banques St Peter Port Guernsey GY1 3DA Guernsey	Director (corporate)	Management company
Martin Tully 61 Aldwych London WC2B 4AE England United Kingdom	Director	Head of Operations and Information Technology
Nigel Carey PO Box 98 Carey House Les Banques St Peter Port Guernsey GY1 4BZ United Kingdom	Director	Consultant, Carey Olsen

Note: This company does not have executive officers.

A-10

SCHEDULE A-11

DIRECTORS OF ASHMORE GROWING MULTI STRATEGY FUND LIMITED

Name, Business Address and Citizenship	Position with Ashmore Growing Multi Strategy Fund Limited	Principal Occupation (for Directors)
Ashmore Management Company Limited Trafalgar Court Les Banques St Peter Port Guernsey GY1 3DA Guernsey	Director (corporate)	Management company
Martin Tully 61 Aldwych London WC2B 4AE England United Kingdom	Director	Head of Operations and Information Technology
Nigel Carey PO Box 98 Carey House Les Banques St Peter Port Guernsey GY1 4BZ United Kingdom	Director	Consultant, Carey Olsen

Note: This company does not have executive officers.

A-11

SCHEDULE A-12

DIRECTORS OF ASHMORE SICAV (COVERING ASHMORE SICAV EMERGING MARKETS DEBT FUND, A SUB-FUND OF ASHMORE SICAV)

Name, Business Address and Citizenship	Position with Ashmore SICAV	Principal Occupation (for Directors)
Martin Tully 61 Aldwych London WC2B 4AE England United Kingdom	Director	Head of Operations and Information Technology
Claude Kremer 14, rue Erasme B.P. 39 L-2010 Luxembourg Luxembourg	Director	Partner, Arendt & Medernach
Ian Baillie Rose des Vents, 4th Floor 16, rue Erasme L-1468 Luxembourg United Kingdom	Director	Senior Vice President, Northern Trust, Luxembourg

Note: This company does not have executive officers.

A-12

SCHEDULE A-13

DIRECTORS OF ASHMORE GLOBAL OPPORTUNITIES LIMITED

Name, Business Address and Citizenship

John Roper

c/o PO Box 255
Trafalgar Court
Les Banques
St Peter Port
Guernsey
GY1 3DA

United Kingdom

Graeme Dell

61 Aldwych

London WC2B 4AE England

United Kingdom

Jonathan Agnew

61 Aldwych

London WC2B 4AE England

United Kingdom

George Grunebaum

61 Aldwych

London WC2B 4AE England

United Kingdom

Nigel de la Rue

c/o PO Box 255
Trafalgar Court
Les Banques
St Peter Port
Guernsey
GY1 3DA

United Kingdom

Position with Ashmore Global Opportunities Limited Director Director Director Director Director	Principal Occupation (for Directors) Retired Financial and operations management Investment Manager Investment Manager Investment Manager

Note: This company does not have executive officers.

A-13

SCHEDULE A-14

DIRECTORS OF EMDCD LTD.

Name, Business Address and Citizenship Leonardo Rodriguez 425 Park Avenue New York, NY 10022 United States United States Amy Soviero 425 Park Avenue New York, NY 10022 United States United States	Position with EMDCD Ltd. Director Director	Principal Occupation (for Directors) Employee of Citibank Employee of Citibank

Note: This company does not have executive officers.

A-14

SCHEDULE A-15

DIRECTORS OF ASHMORE CAYMAN SPC NO.3 LIMITED ON BEHALF OF AND FOR THE ACCOUNT OF AEI SEGREGATED PORTFOLIO

Name, Business Address and Citizenship

Sarah Kelly

PO Box 61

Harbour Centre, 4th Floor

George Town,

Grand Cayman KY101102

Cayman Islands

United Kingdom

Craig Webster

61 Aldwych

London WC2B 4AE

England

United Kingdom

Chris Bowring

PO Box 61

Harbour Centre, 4th Floor

George Town,

Grand Cayman KY101102

Cayman Islands

United Kingdom

Position with Ashmore Cayman SPC No. 3 Limited on Behalf of and for the Account of AEI Segregated Portfolio Director Director Director	Principal Occupation (for Directors) Independent Board Member for several companies Independent Board Member for several companies Independent Board Member for several companies

Note: This company does not have executive officers.

A-15

SCHEDULE A-16

DIRECTORS OF FCI LTD.

Name, Business Address and Citizenship

Martin Lang

PO Box 61

Harbour Centre, 4th Floor

George Town,

Grand Cayman KY101102

Cayman Islands

United Kingdom

Chris Bowring

PO Box 61

Harbour Centre, 4th Floor

George Town,

Grand Cayman KY101102

Cayman Islands

United Kingdom

Craig Webster

61 Aldwych

London WC2B 4AE

England

United Kingdom

Position with FCI Ltd. Director Director Director	Principal Occupation (for Directors) Investment Manager Independent Board Member for several companies . Independent Board Member for several companies

Note: This company does not have executive officers.

A-16

SCHEDULE A-17

DIRECTORS OF ASHMORE EMERGING MARKETS DEBT AND CURRENCY FUND

Name, Business Address and Citizenship	Position with Ashmore Emerging Markets Debt and Currency Fund	Principal Occupation (for Directors)
Nigel Carey PO Box 98 Carey House Les Banques St Peter Port Guernsey GY1 4BZ United Kingdom	Director	Consultant, Carey Olsen
Martin Tully 61 Aldwych London WC2B 4AE England United Kingdom	Director	Head of Operations and Information Technology

Note: this company does not have executive officers.

A-17